BC FORM 51-102F3

MATERIAL CHANGE REPORT

NOTE:               If this report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

1.        Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp. (formerly YGC Resources Ltd.)
540 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.        Date of Material Change

The date of the material change is June 21, 2007.

3.        News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:                                    June 21, 2007

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX and via wire by CCN Matthews.

4.        Summary of Material Change

Yukon-Nevada Gold Corp. (formerly YGC Resources Ltd.) (the “Company”) announces the closing of the Plan of Arrangement with Queenstake Resources Ltd.

5.        Full Description of Material Change

The Company is pleased to announce that the Plan of Arrangement with Queenstake Resources Ltd. ("Queenstake") became effective at 12:01 a.m., June 20, 2007.

As announced in the Company's releases dated May 30, 2007 and June 12, 2007, gross proceeds of $64.7 million were closed into escrow from a brokered private placement co-led by Pacific International Securities Inc. and Casimir Capital LP, and including Blackmont Capital Inc. and Wellington West Capital Markets Inc. as agents. An additional $11.5 million was closed into escrow from a non-brokered private placement. As a result of the Plan of Arrangement becoming effective, the Company will be receiving the net proceeds from the $76.2 million gross proceeds held in escrowed.

Subject to filing of all requisite material with the Toronto Stock Exchange ("TSX"), the shares of Queenstake will be de-listed, and the shares of the Company will be called for trading under the symbol "YNG" on a day determined by the TSX.

Shareholders of Queenstake will be receiving a Letter of Transmittal setting out the procedure to be followed in order for them to exchange their certificates representing Queenstake Shares for certificates representing shares of Yukon-Nevada Gold Corp.

The Company will issue a comprehensive news release summarizing the business of the company soon after trading commences.

6.        Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.        Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.        Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

            Name:                           Graham Dickson, President and CEO
            Bus. Tel:                      (604) 688-9427

9.        Date of Report

Dated at Vancouver, British Columbia                                            , this 17th day of July, 2007.

“Graham Dickson”
Graham Dickson, President and CEO